CUSIP No. 62943B105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62943B105
(CUSIP Number)

Concerned NTS Shareholders
c/o Jeffrey E. Eberwein
4 Lockwood Avenue
Old Greenwich, Connecticut 06870
(917) 576-9420

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 16, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,200,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2, 200,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2, 200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Richard K. Coleman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		15,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
15,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Mark D. Stolper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
GlobalTel Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Dilip Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		41,500
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
41,500
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
CCM Opportunistic Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		74,100
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
74,100
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.18%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CCM Opportunistic Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		74,100
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
74,100
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.18%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Alfred John Knapp, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		74,100
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
74,100
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.18%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Manchester Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
2,699,463
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,699,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,699,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
James E. Besser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
2,699,463
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,699,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,699,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

This statement on Schedule 13D is filed with the Securities and Exchange Commission on October 23, 2012 by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of NTS, Inc. (the “Issuer” or the “Company”).  The principal executive office address of the Issuer is 5307 W. Loop 289, Lubbock, Texas 79414.

Item 2.                      Identity and Background

(a)      This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Jeffrey Eberwein (“Mr. Eberwein”)
•	Richard K. Coleman, Jr. (“Mr. Coleman”)
•	Mark D. Stolper (“Mr. Stolper”)
•	GlobalTel Holdings LLC (“GlobalTel”) and Dilip Singh (“Mr. Singh”)
•	CCM Opportunistic Partners, LP (“CCM Partners”), CCM Opportunistic Advisors, LLC (“CCM Advisors”), and Alfred John Knapp, Jr. (“Mr. Knapp”),
•	Boston Avenue Capital LLC (“BAC”), Stephen J. Heyman (“Mr. Heyman”), James F. Adelson (“Mr. Adelson”), and Charles M. Gillman (“Mr. Gillman”)
•	Manchester Management Company, LLC (“MMC”) and James E. Besser (“Mr. Besser”)

The foregoing Reporting Persons are members of a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, formed by the Reporting Persons as of October 19, 2012 and known as Concerned NTS Shareholders.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b), (c)

Mr. Eberwein:
•	The principal business address for Mr. Eberwein is 4 Lockwood Avenue, Old Greenwich, Connecticut 06870.
•	The principal occupation of Mr. Eberwein is a private investor.

Mr. Coleman
•	The principal business address for Mr. Coleman is 43 Glenmoor Drive, Cherry Hills Village, Colorado 80113.
•	The principal occupation of Mr. Coleman is a private investor.

Mr. Stolper
•	The principal business address for Mr. Stolper is 1510 Cotner Ave., Los Angeles, California 90025.
•	The principal occupation of Mr. Stolper is serving as the Executive Vice President and Chief Financial Officer of RadNet, Inc.

GlobalTel and Mr. Singh
•	The principal business address for GlobalTel and Mr. Singh is 333 New 21st Avenue, Unit 1110, Deerfield Beach, Florida 33441.
•	The principal business of GlobalTel is investing in securities.
•	The principal occupation of Mr. Singh is serving as Chief Executive Officer, President and a Director of Infusystem, Inc. and serving as manager of GlobalTel.

CCM Partners, CCM Advisors, and Mr. Knapp
•	The principal business address for each of CCM Partners and CCM Advisors is 1177 West Loop South, Suite 1310, Houston, Texas 77027.

•	The principal business address for Mr. Knapp is 919 Milam Street, Suite 1900, Houston, Texas 77002.
•	The principal business of CCM Partners is investing in securities.
•	The principal business of CCM Advisors is serving as the investment manager of CCM Partners.
•	The principal occupation of Mr. Knapp is serving as President of Andover Group, Inc. and as manager of CCM Advisors.

BAC, Mr. Heyman, Mr. Adelson, and Mr. Gillman
•	The principal business address for BAC and Messrs. Heyman, Adelson and Gillman is 15 East 15th Street, Suite 3200, Tulsa, Oklahoma 74103.
•	The principal business of BAC is investing in securities.
•
The principal occupation of Mr. Gillman is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for business entities related to family members of Herbert Gussman.

•	Messrs. Heyman and Adelson are managers of BAC. The principal occupation of Messrs. Heyman and Adelson is independent oil and gas exploration and development.

MMC and Mr. Besser
•	The principal business address for MMC and Mr. Besser is 131 Charles Street, 1st Floor, Boston, Massachusetts 02114.
•	The principal business of MMC is investing in securities.
•	The principal occupation of Mr. Besser is serving as the managing member of MMC.

(d) – (e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Messrs. Eberwein, Coleman, Stolper, Singh, Knapp, Heyman, Adelson, Gillman, and Besser are United States Citizens.  GlobalTel is a Florida limited liability company. CCM Partners is a Texas limited partnership.  CCM Advisors is a Texas limited liability company.  BAC is an Oklahoma limited liability company.  MMC is a Delaware limited liability company.

Item 3.                      Source and Amount of Funds or Other Consideration

•
As of the date hereof, Mr. Eberwein owns 2,200,000 shares of Common Stock and had invested approximately $2,142,698.00 (including commissions and fees) in such shares.  All of the shares of Common Stock owned by Mr. Eberwein were purchased with personal funds on the open market.

•
As of the date hereof, Mr. Coleman owns 15,000 shares of Common Stock and had invested approximately $12,564.90 (including commissions and fees) in such shares.  All of the shares of Common Stock owned by Mr. Coleman were purchased with personal funds on the open market.

•	As of the date hereof, Mr. Stolper does not individually own any share of Common Stock of the Issuer.

•	As of the date hereof, GlobalTel does not own any shares of Common Stock of the Issuer.

•
As of the date hereof, Mr. Singh owns 41,500 shares of Common Stock and had invested approximately $32,605.36 (including commissions and fees) in such shares.  All of the shares of Common Stock owned by Mr. Singh were purchased with personal funds on the open market

•
As of the date hereof, CCM Partners owns 74,100 shares of Common Stock and had invested approximately $39,808.28 (including commissions and fees) in such shares. The shares of Common Stock owned by CCM Partners were purchased on the open market with working capital of CCM Partners (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

•	As of the date hereof, neither CCM Advisors nor Mr. Knapp directly own any share of Common Stock of the Issuer.

•	As of the date hereof, none of BAC or Messrs. Gillman, Adelson, or Heyman own any shares of Common Stock of the Issuer.

•
As of the date hereof, MMC beneficially owns 2,699,463 shares of Common Stock and had invested approximately $2,270,536.81 (including commissions and fees) in such shares. The shares of Common Stock beneficially owned by MMC were purchased on the open market with working capital of accounts managed by MMC.

•	As of the date hereof Mr. Besser does not individually own any shares of Common Stock of the Issuer.

Item 4.                      Purpose of Transaction

The Reporting Persons, who have, as of October 19, 2012, formed a group known as the Concerned NTS Shareholders (“CNS”), purchased Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other means, the purchase and sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  As of the date hereof, Mr. Eberwein has informally offered to sell certain of the shares held by him to certain other of the Reporting Persons in private transactions.

The purposes of the acquisitions of the Common Stock were investment. The acquisitions of the Common Stock were made in the ordinary course of business.

Certain of the Reporting Persons have had discussions regarding plans to improve the performance of the Company.  Certain of the Reporting Persons have met with members of Company management at Company-arranged shareholder meeting and have expressed concerns regarding the Company’s performance.  The Reporting Persons currently seek to engage the Issuer’s board of directors in discussions concerning corporate strategy, on-going business operations, potential asset sales, membership of the board of directors, and company management, among other topics.

By letter of October 24, 2012 Mr. Eberwein, on behalf of CNS and as Trustee of the Jeffrey E. Eberwein Revocable Trust, provided notice to the Company in accordance with Section 2.4 of the Company’s Bylaws that he (a) nominates Jeffrey E. Eberwein, Mark D. Stolper, Dilip Singh, Richard K. Coleman, Jr., Alfred John Knapp, Jr. and Charles M. Gillman (the “Nominees”) for election to the Company’s board of directors (“Board”) at the Company’s next annual meeting of shareholders and (b) that he proposes the size of the Board be set at eight (8) members.  Additionally, in such notice letter, CNS stated that they would support the election of incumbent directors Guy Nissenson and Timothy M. Farrar at the next annual meeting of shareholders.

By press release also dated October 24, 2012, CNS expressed its intention to support the election of the Nominees at the next annual meeting of the Company’s shareholders, which members of CNS have been told by company representatives would be held on December 13, 2012, and called on the Company’s board of directors to (a) refrain from taking any action that negatively impacts the Company’s corporate governance or is otherwise adverse to shareholders’ interests, including, without limitation, implementing a poison pill, altering the structure of the board, delaying the annual meeting of shareholders beyond December 13, 2012, staggering the board or adopting other anti-takeover or defensive measures and (b) not make any asset sales or acquisitions, issue any equity or equity-linked securities or take any other significant corporate actions until after the annual meeting.  In addition, in such press release CNS indicated its intention to undertake an exempt solicitation of up to ten shareholders to seek their support for the Nominees.  CNS also stated they would support the election of incumbent directors Guy Nissenson and Timothy M. Farrar at the next annual meeting of shareholders.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the Issuer’s operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans and in the acquisition by persons of additional Common Stock of the Issuer, the disposition of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or other changes in the board of directors of the Issuer, its operations or its corporate structure.

No Reporting Person has any present plan or proposal which would relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

 Item 5.                      Interest in Securities of the Issuer

(a) – (b)

As of August 12, 2012, the Issuer had 41,186,596 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2012, filed on August 13, 2012.

As of the date hereof, Mr. Eberwein owns 2,200,000 shares of Common Stock (approximately 5.34%) in the Jeffery E. Eberwein Revocable Trust U/A 10-01-2010 (the “Eberwein Shares”).  Mr. Eberwein, as trustee, has the sole power to vote and dispose of the Eberwein Shares.

As of the date hereof, Mr. Coleman directly owns 15,000 shares of Common Stock (approximately 0.04%) (the “Coleman Shares”). Mr. Coleman has the sole power to vote and dispose of the Coleman Shares.

As of the date hereof, GlobalTel does not directly own any shares of Common Stock of the Issuer.

As of the date hereof, Mr. Singh directly owns 41,500 shares of Common Stock (approximately 0.10%) (the “Singh Shares”). Mr. Singh owns the Singh Shares in joint tenancy with his wife and has the sole power to vote and dispose of the Singh Shares.

As of the date hereof, CCM Partners owns 74,100 shares of Common Stock (approximately 0.12%) (the “CCM Shares”). As the investment manager of CCM Partners, CCM Advisors is in possession of sole voting and investment power for the CCM Shares and may also be deemed to beneficially own the CCM Shares. As the manager of CCM Advisors, Mr. Knapp is in possession of sole voting and investment power for the CCM Shares and may also be deemed to beneficially own the CCM Shares.  Each of CCM Advisors and Mr. Knapp disclaim beneficial ownership of the CCM Shares.

As of the date hereof, none of BAC or Messrs. Heyman, Adelson, or Gillman directly own any shares of Common Stock of the Issuer.

As of the date hereof, MMC may be deemed to be the beneficial owner of 2,699,463 shares of Common Stock (approximately 6.55%) (the “Manchester Shares”). MMC is in possession of shared voting and investment power for the Manchester Shares.  As the Managing Member of MMC, Mr. Besser is in possession of shared voting and investment power for the Manchester Shares, and may also be deemed to beneficially own the Manchester Shares.  Mr. Besser does not own any shares of Common Stock directly and disclaims beneficial ownership of the Manchester Shares.

In addition, CNS, the group that has been formed by the Reporting Persons, may be deemed to beneficially own the 5,030,063 shares of Common Stock of the Issuer (approximately 12.21%) held by all of the Reporting Persons combined, and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c)

During the last 60 days, the Reporting Persons have purchased (or sold) the following shares of Common Stock of the Issuer:

Jeffrey Eberwein
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
9/14/2012	47,000	$0.710	$33,349.00	Open Market
9/17/2012	210,429	$0.726	$152,867.00	Open Market
9/18/2012	93,399	$0.763	$71,272.00	Open Market
9/19/2012	207,383	$0.819	$169,837.00	Open Market
9/20/2012	10,000	$0.746	$7,464.00	Open Market
9/21/2012	256,400	$0.820	$210,164.00	Open Market
9/24/2012	177,530	$0.907	$160,968.00	Open Market
9/25/2012	40,600	$0.928	$37,694.00	Open Market
9/26/2012	17,000	$0.920	$15,641.00	Open Market
9/27/2012	44,500	$0.911	$40,536.00	Open Market
9/28/2012	50,000	$0.929	$46,435.00	Open Market
10/1/2012	89,200	$0.955	$85,176.00	Open Market
10/2/2012	60,600	$0.983	$59,590.00	Open Market
10/4/2012	178,500	$1.042	$186,050.00	Open Market
10/5/2012	115,300	$1.068	$123,185.00	Open Market
10/8/2012	154,159	$1.224	$188,675.00	Open Market
10/9/2012	153,000	$1.223	$187,144.00	Open Market
10/10/2012	19,000	$1.226	$23,295.00	Open Market
10/11/2012	69,000	$1.251	$86,294.00	Open Market
10/12/2012	7,300	$1.154	$8,423.00	Open Market
10/15/2012	29,700	$1.150	$34,141.00	Open Market
10/16/2012	70,000	$1.207	$84,513.00	Open Market
10/17/2012	25,000	$1.265	$31,618.00	Open Market

10/19/2012	39,000	$1.298	$50,623.00	Open Market
10/22/2012	11,000	$1.316	$14,474.00	Open Market
10/23/2012	25,000	$1.331	$33,270.00	Open Market

Richard K. Coleman, Jr.
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
9/24/2012	5,000	$0.90	$4,500.00	Open Market
9/24/2012	10,000	$0.80	$8,048.00	Open Market

Dilip Singh
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
9/19/2012	100.00	$0.7709	77.09	Open Market
9/19/2012	100.00	$0.7734	77.34	Open Market
9/19/2012	500.00	$0.7959	397.95	Open Market
9/19/2012	500.00	$0.7959	397.95	Open Market
9/19/2012	500.00	$0.7959	397.95	Open Market
9/19/2012	1,700.00	$0.7800	1,326	Open Market
9/19/2012	2,000.00	$0.7940	1,587.95	Open Market
9/19/2012	2,400.00	$0.7888	1,893.12	Open Market
9/19/2012	2,600.00	$0.7831	2,035.95	Open Market
9/19/2012	3,000.00	$0.8000	2,400	Open Market
9/19/2012	3,200.00	$0.7525	2,407.95	Open Market
9/19/2012	4,900.00	$0.7816	3,829.95	Open Market
9/19/2012	5,000.00	$0.8016	4,007.95	Open Market
9/20/2012	1,940.00	$0.7699	1493.61	Open Market
9/20/2012	2,300.00	$0.7942	1826.66	Open Market
9/20/2012	2,700.00	$0.8029	2,167.95	Open Market
9/20/2012	3,060.00	$0.7425	2,272.04	Open Market
9/20/2012	5,000.00	$0.8016	4,007.95	Open Market
9/19/2012	100.00	$0.7709	77.09	Open Market

CCM Opportunistic Partners, LP
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
9/18/2012	10,000	$0.78	$7,828.00	Open Market
9/20/2012	10,000	$0.79	$7,912.00	Open Market
9/25/2012	15,000	$0.94	$14,097.00	Open Market
9/26/2012	7,700	$0.92	$7,120.96	Open Market
9/27/2012	31,400	$0.09	$2,850.32	Open Market
9/18/2012	10,000	$0.78	$7,828.00	Open Market

Manchester Management Company, LLC
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
9/17/2012	40,000	$0.7320	$29,281.50	Open Market
9/18/2012	14,000	$0.7886	$11,040.00	Open Market
9/19/2012	15,000	$0.8026	$12,038.32	Open Market
9/20/2012	51,000	$0.7762	$39,584.46	Open Market

(d)	The securities reported on this Schedule 13D which are beneficially owned by both MMC and Mr. Besser are owned by advisory clients of MMC, none of which owns more than 5% of the class.

(e)	Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 19, 2012 the Reporting Persons entered into an agreement in which, among other things, the Reporting Persons agreed to (a) form a “group” as defined under Section 13(d) of the Securities and Exchange Act of 1934, as amended for the purpose of enhancing shareholder value of the Company and (b) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2012

JEFFREY EBERWEIN	BOSTON AVENUE CAPITAL, LLC

/s/ Jeffrey Eberwein	/s/ Stephen J. Heyman
Jeffrey Eberwein, Individually	Stephen J. Heyman, Manager

RICHARD K. COLEMAN, JR.	BOSTON AVENUE CAPITAL, LLC

/s/ Richard K. Coleman, Jr.	/s/ James F. Adelson
Richard K. Coleman, Jr., Individually	James F. Adelson, Manager

MARK D. STOLPER	CHARLES M. GILLMAN

/s/ Mark D. Stolper	/s/ Charles M. Gillman
Mark D. Stolper, Individually	Charles M. Gillman, Individually

GLOBALTEL HOLDINGS, LLC	MANCHESTER MANAGEMENT COMPANY, LLC

/s/ Dilip Singh	/s/ James E. Besser
Dilip Singh, Manager	James E. Besser,

DILIP SINGH	JAMES E. BESSSER

/s/ Dilip Singh	/s/ James E. Besser
Diling Singh, Individually	James E. Besser,

CCM OPPORTUNISTIC PARTNERS, LP

By: CCM Opportunistic Partners GP, LP, its General Partner

By: CCM GP, LLC, its General Partner

By: /s/ Alfred John Knapp, Jr.
Name: Alfred John Knapp, Jr.
Title: Manager

CCM OPPORTUNISTIC ADVISORS, LLC

/s/ Alfred John Knapp, Jr.
Name: Alfred John Knapp, Jr. Title: Manager

ALFRED JOHN KNAPP, JR.

/s/ Alfred John Knapp, Jr.
Alfred John Knapp, Jr., Individually